Sun Life increases Common Share dividend and declares dividends on Preferred Shares payable in Q4 2023

TORONTO, ON – (November 13, 2023) - The Board of Directors (the "Board") of Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) today announced that a dividend of $0.78 per share on the common shares of the Company has been declared, payable December 29, 2023 to shareholders of record at the close of business on November 29, 2023. This represents a 3 cent increase to the amount paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company's Class A Non-Cumulative Preferred Shares, payable on December 29, 2023 to shareholders of record at the close of business on November 29, 2023:

Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R	$0.114063 per share
Series 9QR	$0.413811 per share
Series 10R	$0.185438 per share
Series 11QR	$0.461701 per share

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2023, Sun Life had total assets under management of $1.34 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Krista Wilson
Director
Corporate Communications
T. 226-751-2391

Investor Relations Contact:
David Garg
Senior Vice-President, Capital
Management and Investor Relations
T. 416-408-8649

krista.wilson@sunlife.com   david.garg@sunlife.com